GREENLIGHT CAPITAL RE, LTD.
65 Market Street, Suite 1207, Jasmine Court
P.O. Box 31110
Camana Bay
Grand Cayman, KY1-1205
Cayman Islands

July 12, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Susan Block
Re:     Greenlight Capital Re, Ltd.
    Registration Statement on Form S-3
    Filed July 1, 2021
    File No. 333-257613
Ms. Block:
    Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Greenlight Capital Re, Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m., Eastern Time, on Friday, July 16, 2021 or as soon thereafter as is practicable.
    Please contact Joshua Wright (212-872-1039) of Akin Gump Strauss Hauer & Feld LLP with any questions you may have regarding this request. In addition, please notify Mr. Wright by telephone when this request for acceleration has been granted.
Greenlight Capital Re, Ltd.

By: /s/ Laura Accurso___
Name:     Laura Accurso
Title:     General Counsel and Chief Compliance Officer

cc:    Securities and Exchange Commission